

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2016

Via E-mail
Mr. Mark Shamia
Voce Capital Management LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111

   Re: FBR & Co.
     Soliciting Material on Schedule 14A
     Filed April 18, 2016 by Voce Catalyst Partners LP et al.
     File No. 001-33518

Dear Mr. Shamia:

  We have reviewed your filing and have the following comment.

General

1. Please provide support for the assertion that the Company "[o]verstated returns in its Principal Investing unit, claiming they exceeded 10%, which is inconsistent with publicly-available data and which Voce believes exclude material expenses and were substantially lower…."

  You may contact me at (202) 551-3503 if you have any questions.

           Sincerely,

           /s/ David L. Orlic

           David L. Orlic
           Special Counsel
           Office of Mergers and Acquisitions

cc: Via E-mail
   Murray Indick, Esq.
   Morrison & Foerster LLP